Exhibit 99.1

AMERICAN CAPITAL, LTD. Computation of Ratio of Earnings to Fixed Charges ($ in millions) (unaudited)
	For the Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Net earnings (loss) before taxes:
Net earnings (loss)	$367	$1,136	$974	$998	$(910)	$(3,115)
Tax provision (benefit)	15	(21)	(428)	—	(20)	91
Net earnings (loss) before taxes	$382	$1,115	$546	$998	$(930)	$(3,024)
Fixed Charges:
Interest expense	$22	$59	$90	$177	$256	$220
Rent expense interest factor*	2	3	3	4	5	5
Total fixed charges	$24	$62	$93	$181	$261	$225
Net earnings (loss) available to cover fixed charges	$406	$1,177	$639	$1,179	$(669)	$(2,799)

Ratio of earnings to fixed charges**	16.9	19.0	6.9	6.5	***	***

For purposes of computing the ratio of earnings to fixed charges, earnings represent net increase (decrease) in net assets resulting from operations plus (or minus) income tax provision (benefit) plus excise tax expense plus fixed charges. Fixed charges include interest expense, a portion of rent expense and preferred stock dividend expense.
 _________________

*	Represents a reasonable approximation of the interest factor included in rent expense.

**
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be 4.1, 2.7, (2.1), (1.1), (1.7), and 3.7 for the six months ended June 30, 2013 and each of the five years ended December 31, 2012, respectively.

***
Due to our net loss for the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $930 and $3,024, respectively, to achieve a coverage of 1:1.